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Astris Energi Inc. · 6-K · For 12/08/04,  Filed On 12/08/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 08, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 12/08/04, Filed On 12/08/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated December 08, 2004	3

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EXHIBIT 1

ASTRIS ENERGI MARKETS NEW E7 POWER GENERATOR WITH DOUBLE THE POWER OF PREDECESSOR

MISSISSAUGA, ONTARIO, CANADA, December 8, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has commenced marketing of its new, silent-running, emission-free, Model E7 AFC Generator.

The E7 is an advanced version of the Model E6 power unit that has successfully powered Astris’ Freedom Golf Car for the past three years. The E7 is built with two 900W Astris’ POWERSTACK™ MC250 alkaline fuel cell stacks giving the unit a 1.8kW nominal power rating with the ability for maximum power output to reach 2.15kW, a 20% overload factor. The Model E7 is designed as a direct replacement for existing traction batteries used in a wide variety of mobile applications such as golf cars, neighbourhood electric vehicles, and forklifts.

"The Model E7 is more than twice as powerful as the E6 with the same dimensions," said Peter Nor, Vice President, Marketing and Corporate Development. "The ability to overload the generator by 20% provides more than sufficient power for peak loads during acceleration and hill climbing. Since fuel cells keep the voltage supply at a constant level, in mobile applications there is no "fading away" that is so familiar to battery car users. We anticipate some exciting applications as vendors realize the inherent advantages that the AFC-powered E7 has over gas or battery powered units."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

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